FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer:	IM Cannabis Corp. (the "Issuer").
Trading Symbol:	IMCC

Number of Outstanding Listed Securities:

145,743,283 Common Shares, 9,730,258 Warrants

Date: January 8, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On December 10, 2019 the Issuer hosted a live webcast, in which investors were invited to ask the Issuer's CEO questions in real time.

  The Issuer entered into a share purchase agreement dated December 26, 2019 with Xinteza API Ltd. ("Xintenza") whereby the Issuer will acquire 25% of Xintenza's outstanding common shares for cash consideration of up to US$1.7 million. The Issuer will work with Xintenza to develop innovative biosynthesis technology based on research from the Weizmann Institute of Science.On December 10, 2019 the Issuer hosted a live webcast, in which investors were invited to ask the Issuer's CEO questions in real time.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer remains focused on identifying new strategic investments and growth opportunities in Israel and Europe, including but not limited to securing German and European supply and distribution agreements.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not applicable

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer acquired 25% of the outstanding share capital of Xintenza, as outlined in Item 1.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

The Issuer has terminated its agreement with Grit Capital Advisory Inc., which had provided marketing services to the Issuer since September 2019.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

The Issuer acquired 25% of the outstanding share capital of Xintenza, as outlined in Item 1. Xintenza is not a Related Person of the Issuer.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

• The Issuer appointed Yaron Berger as the new Chief Executive Officer of the Israeli Operation of I.M.C. Holdings Ltd., a wholly owned Israeli subsidiary of the Issuer.

• The Issuer appointed a new corporate financial controller

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

None. On December 18, 2019, the Issuer released an update on certain proceedings involving Focus Medical Herbs Ltd. ("Focus Medical"), a licensed producer in Israel with which the Issuer has certain commercial agreements. A summary of this update can be found in Item 17 of this report.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable

14. Provide details of any securities issued and options or warrants granted.

No issuances of options or warrants were made by the issuer in December 2019.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

None

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

16. Provide details of any changes in directors, officers or committee members.

As noted in Item 10, Yaron Berger was appointed as Chief Executive Officer of the Israeli Operation of I.M.C. Holdings Ltd., a wholly owned Israeli subsidiary of the Issuer.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

On December 18, the Issuer published an update on an interim order recently issued by the Israeli High Court of Justice (the "High Court") (the "Interim Order") requiring medical cannabis cultivators and production companies in Israel to extend the supply of medical cannabis to certain patients who, under the former regulatory regime, were licensed to receive medical cannabis until July 30, 2019, as per conditions and prices set in that former regulatory regime. The High Court delivered the Interim Order despite a new regulatory regime implemented in October 2019 that mandated new conditions and prices for supply of medical cannabis to qualifying patients. The Interim Order is applicable until March 2020 or such time as may be decided by the High Court. Focus Medical, a licensed producer in Israel with which the Issuer has certain commercial agreements, has filed, along with other cultivators, motions seeking further clarification with regard to the Interim Order pending a final decision by the High Court. The Issuer does not expect the Interim Order to have a material impact given the short period during which the decision is effective and the limited number of patients to which the decision applies.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated January 8, 2020.

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End December 2019	Date of Report YY/MM/D 20/01/08
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position Business and Compliance Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/

FORM 7 – MONTHLY PROGRESS REPORT

January 2015